# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cango Inc., CIK 0001725123
CUSIP: 137586103
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai, China (F4), 200124
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-19-008104
Filed by CIK 0001678375

## Reporting persons
- Boyu Capital Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 23,635,636; shared voting power 0; sole dispositive power 23,635,636; shared dispositive power 0; aggregate amount beneficially owned 23,635,636 (10.9% of the class)
  Comment: Boyu Capital Fund III, L.P. owns 100% of the shares of Galactic Gain Limited, which directly holds 23,635,636 Class A ordinary shares of the Issuer represented by ADSs.
  
  Percentage in Row 11 is calculated based on a total of 217,835,808 outstanding ordinary shares of the Issuer, as reported in the Issuer's annual report on form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (the "SEC") on April 26, 2024.
- Galactic Gain Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 23,635,636; shared voting power 0; sole dispositive power 23,635,636; shared dispositive power 0; aggregate amount beneficially owned 23,635,636 (10.9% of the class)
  Comment: Galactic Gain Limited directly holds 23,635,636 Class A ordinary shares of the Issuer represented by ADSs.
  
  Percentage in Row 11 is calculated based on a total of 217,835,808 outstanding ordinary shares of the Issuer, as reported in the Issuer's annual report on form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 26, 2024.
- Boyu Capital General Partner III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 23,635,636; shared voting power 0; sole dispositive power 23,635,636; shared dispositive power 0; aggregate amount beneficially owned 23,635,636 (10.9% of the class)
  Comment: Boyu Capital General Partner III, L.P. is the general partner of Boyu Capital Fund III, L.P., which owns 100% of the shares of Galactic Gain Limited. Galactic Gain Limited directly holds 23,635,636 Class A ordinary shares of the Issuer represented by ADSs.
  
  Percentage in Row 11 is calculated based on a total of 217,835,808 outstanding ordinary shares of the Issuer, as reported in the Issuer's annual report on form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 26, 2024.
- Boyu Capital General Partner III, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 23,635,636; shared voting power 0; sole dispositive power 23,635,636; shared dispositive power 0; aggregate amount beneficially owned 23,635,636 (10.9% of the class)
  Comment: Boyu Capital General Partner III, Ltd. is the general partner of Boyu Capital General Partner III, L.P., the general partner of Boyu Capital Fund III, L.P., which owns 100% of the shares of Galactic Gain Limited. Galactic Gain Limited directly holds 23,635,636 Class A ordinary shares of the Issuer represented by ADSs.
  
  Percentage in Row 11 is calculated based on a total of 217,835,808 outstanding ordinary shares of the Issuer, as reported in the Issuer's annual report on form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 26, 2024.
- Boyu Capital Group Holdings Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 23,635,636; shared voting power 0; sole dispositive power 23,635,636; shared dispositive power 0; aggregate amount beneficially owned 23,635,636 (10.9% of the class)
  Comment: Boyu Capital Group Holdings Ltd. holds 100% of the shares of Boyu Capital General Partner III, Ltd., which is the general partner of Boyu Capital General Partner III, L.P. The latter is the general partner of Boyu Capital Fund III, L.P., which owns 100% of the shares of Galactic Gain Limited. Galactic Gain Limited directly holds 23,635,636 Class A ordinary shares of the Issuer represented by ADSs.
  
  Percentage in Row 11 is calculated based on a total of 217,835,808 outstanding ordinary shares of the Issuer, as reported in the Issuer's annual report on form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 26, 2024.
- Boyu Group, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 23,635,636; shared voting power 0; sole dispositive power 23,635,636; shared dispositive power 0; aggregate amount beneficially owned 23,635,636 (10.9% of the class)
  Comment: Boyu Group, LLC holds 100% of the shares of Boyu Capital Group Holdings Ltd., which holds 100% of the shares of Boyu Capital General Partner III, Ltd., the general partner of Boyu Capital General Partner III, L.P. Boyu Capital General Partner III, L.P. is the general partner of Boyu Capital Fund III, L.P., which owns 100% of the shares of Galactic Gain Limited. Galactic Gain Limited directly holds 23,635,636 Class A ordinary shares of the Issuer represented by ADSs.
  
  Percentage in Row 11 is calculated based on a total of 217,835,808 outstanding ordinary shares of the Issuer, as reported in the Issuer's annual report on form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 26, 2024.
- XYXY Holdings Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 23,635,636; shared voting power 0; sole dispositive power 23,635,636; shared dispositive power 0; aggregate amount beneficially owned 23,635,636 (10.9% of the class)
  Comment: XYXY Holdings Ltd. is the controlling shareholder of Boyu Group, LLC, which holds 100% of the shares of Boyu Capital Group Holdings Ltd. Boyu Capital Group Holdings Ltd. holds 100% of the shares of Boyu Capital General Partner III, Ltd., which is the general partner of Boyu Capital General Partner III, L.P. Boyu Capital General Partner III, L.P. is the general partner of Boyu Capital Fund III, L.P., which owns 100% of the shares of Galactic Gain Limited. Galactic Gain Limited directly holds 23,635,636 Class A ordinary shares of the Issuer represented by ADSs.
  
  Percentage in Row 11 is calculated based on a total of 217,835,808 outstanding ordinary shares of the Issuer, as reported in the Issuer's annual report on form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 26, 2024.
- Xiaomeng Tong: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 23,635,636; shared voting power 0; sole dispositive power 23,635,636; shared dispositive power 0; aggregate amount beneficially owned 23,635,636 (10.9% of the class)
  Comment: Xiaomeng Tong holds 100% of the shares of XYXY Holdings Ltd., which is the controlling shareholder of Boyu Group, LLC, which holds 100% of the shares of Boyu Capital Group Holdings Ltd. Boyu Capital Group Holdings Ltd. holds 100% of the shares of Boyu Capital General Partner III, Ltd., which is the general partner of Boyu Capital General Partner III, L.P. Boyu Capital General Partner III, L.P. is the general partner of Boyu Capital Fund III, L.P., which owns 100% of the shares of Galactic Gain Limited. Galactic Gain Limited directly holds 23,635,636 Class A ordinary shares of the Issuer represented by ADSs.
  
  Percentage in Row 11 is calculated based on a total of 217,835,808 outstanding ordinary shares of the Issuer, as reported in the Issuer's annual report on form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 26, 2024.

## Item 1. Issuer
Name of issuer: Cango Inc.
Address of issuer's principal executive offices: 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai, China, 200124

## Item 2. Person Filing
Name of person filing:
Galactic Gain Limited
Boyu Capital Fund III, L.P.
Boyu Capital General Partner III, L.P.
Boyu Capital General Partner III, Ltd.
Boyu Capital Group Holdings Ltd.
Boyu Group, LLC
XYXY Holdings Ltd.
Xiaomeng Tong

The above persons have agreed to jointly file this statement pursuant to Rule 13d-1(k). A copy of such agreement is attached as an exhibit to this statement.

Any disclosure herein with respect to persons other than the Reporting Persons is made on information and belief after making inquiry to the appropriate parties.

Galactic Gain Limited is an exempted company incorporated under the laws of the Cayman Islands. Boyu Capital Fund III, L.P., a limited partnership organized under the laws of the Cayman Islands, holds 100% of the outstanding shares of Galactic Gain Limited. Boyu Capital General Partner III, L.P., a limited partnership organized under the laws of the Cayman Islands, is the general partner of Boyu Capital Fund III, L.P. Boyu Capital General Partner III, Ltd., an exempted company incorporated under the laws of the Cayman Islands, is the general partner of Boyu Capital General Partner III, L.P. Boyu Capital Group Holdings Ltd., an exempted company incorporated under the laws of the Cayman Islands, holds 100% of the outstanding shares of Boyu Capital General Partner III, Ltd.Boyu Group, LLC, a limited liability company incorporated under the laws of the Cayman Islands, holds 100% of the outstanding shares of Boyu Capital Group Holdings Ltd.

XYXY Holdings Ltd., a company incorporated under the laws of the British Virgin Islands, is the controlling shareholder of Boyu Group, LLC. Xiaomeng Tong holds 100% of the outstanding shares in XYXY Holdings Ltd.
Address of principal business office or, if none, residence: c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
Citizenship: The information required by Item 2(c) is set forth in Row 4 of the cover page for each Reporting Person which is incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses on the cover page hereto.
Percent of class: See responses on the cover page hereto.
Sole power to vote or to direct the vote: See responses on the cover page hereto.
Shared power to vote or to direct the vote: See responses on the cover page hereto.
Sole power to dispose or to direct the disposition: See responses on the cover page hereto.
Shared power to dispose or to direct the disposition: See responses on the cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Boyu Capital Fund III, L.P.: /s/ Masciline Chinongoza, Masciline Chinongoza/Authorized signatory of general partner (02/11/2025)
- Galactic Gain Limited: /s/ Masciline Chinongoza, Masciline Chinongoza/Director (02/11/2025)
- Boyu Capital General Partner III, L.P.: /s/ Masciline Chinongoza, Masciline Chinongoza/Authorized signatory of general partner (02/11/2025)
- Boyu Capital General Partner III, Ltd.: /s/ Masciline Chinongoza, Masciline Chinongoza/Director (02/11/2025)
- Boyu Capital Group Holdings Ltd.: /s/ Masciline Chinongoza, Masciline Chinongoza/Director (02/11/2025)
- Boyu Group, LLC: /s/ Xiaomeng Tong, Xiaomeng Tong/Manager (02/11/2025)
- XYXY Holdings Ltd.: /s/ Masciline Chinongoza, Masciline Chinongoza/Director (02/11/2025)
- Xiaomeng Tong: /s/ Xiaomeng Tong, Xiaomeng Tong (02/11/2025)